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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                  (Rule 13d-1)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No._____)


                           The Asia Tigers Fund, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   04516T105
                               -----------------
                                (CUSIP Number)

                                   COPY TO:

   Michael S. Pradko                          Timothy W. Diggins, Esq.
   Harvard Management Company, Inc.           Ropes & Gray
   600 Atlantic Avenue                        One International Place
   Boston, MA 02210                           Boston, MA 02110
   (617) 523-4400                             (617) 951-7389

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               October 29, 2001
                    ------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X]

                               Page 1 of 8 Pages
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                                 SCHEDULE 13D
-------------------                                         ------------------
CUSIP No.04516T105                                           Page 2 of 8 Pages
-------------------                                         ------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         President and Fellows of Harvard College
------------------------------------------------------------------------------
 2.                                                                   (a) [_]
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (b) [_]
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 3.   SEC USE ONLY

------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS*
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
 5.   REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                             [_]
------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Massachusetts
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER
     NUMBER OF                5,253,400 shares
      SHARES       -----------------------------------------------------------
   BENEFICIALLY      8.   SHARED VOTING POWER
     OWNED BY                 ---
       EACH        -----------------------------------------------------------
    REPORTING        9.   SOLE DISPOSITIVE POWER
      PERSON                  5,253,400 shares
       WITH        -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
                              ---
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   5,253,400 shares
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES               [_]
      CERTAIN SHARES*
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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                   26.8%
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14.   TYPE OF REPORTING PERSON*
                   EP
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 8 Pages
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                                 SCHEDULE 13D
                                 ------------

                          The Asia Tigers Fund, Inc.
                          --------------------------


Item 1.   Security and Issuer.
          -------------------

     This statement relates to the shares of common stock, $.001 par value (the "Common Stock"), of The Asia Tigers Fund Inc., a Maryland corporation (the "Fund" or "Issuer"), which has its principal executive offices at c/o Simpson Thacher & Bartlett, 425 Lexington Avenue, Room 1303, New York, New York 10017-3954.

Item 2.   Identity and Background.
          -----------------------

     This statement is filed by President and Fellows of Harvard College ("Harvard"), a Massachusetts educational corporation. The principal executive offices of Harvard are located at c/o Harvard Management Company, Inc., 600 Atlantic Avenue, Boston, Massachusetts 02210. Harvard's investment activities are carried on from the offices of Harvard Management Company, Inc. at 600 Atlantic Avenue, Boston, Massachusetts 02210.

     Information relating to each of the President, Fellows and Executive Officers of Harvard is contained in Exhibit A attached hereto and incorporated herein by reference. Each of the President, Fellows and executive officers of Harvard is a citizen of the United States of America.

     None of Harvard or, to the best of Harvard's knowledge or belief, any of the persons listed in Exhibit A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). Neither Harvard, nor to the best of Harvard's knowledge and belief, any of the persons listed in Exhibit A has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     Beneficial ownership of the Common Stock of the Fund to which this statement relates was acquired by Harvard with Harvard's general funds.

Item 4.   Purpose of Transaction.
          ----------------------

     The acquisition of the securities of the Fund was made for the purpose of investment. The reporting persons may acquire additional securities, or dispose of the securities of the Fund from time to time.

     Harvard intends to submit a stockholder proposal for consideration by the Fund's stockholders at the 2002 annual meeting of stockholders and for inclusion in the Fund's proxy statement relating thereto. The proposal will be to terminate the Investment Management Agreement between the Fund and Advantage Advisers, Inc., a subsidiary of CIBC World Markets Corp.

     This Schedule 13D filing, in lieu of Harvard's normal filing on Schedule 13G, is occasioned solely by Harvard's intended submission of a stockholder proposal. The

                               Page 3 of 8 Pages
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securities of the Fund acquired and held by Harvard were acquired in the ordinary course of business and were not acquired for the purpose of and, except as described herein, with the effect of changing or influencing the control of the Fund and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

     Except as described above, Harvard does not have any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.

Item 5.   Interest in Securities of the Fund.
          ----------------------------------

     (a), (b)   Harvard is the beneficial owner of 5,253,400 shares of Common
Stock (approximately 26.8% of the shares of Common Stock based on the most recent filing of the Fund with the SEC.)

     Harvard has sole power to vote and sole power to dispose of such shares to which this Statement relates.

     (c) Between August 29, 2001 and October 29, 2001, Harvard bought and sold shares of Common Stock of the Fund in open-market transactions on the New York Stock Exchange. The transaction dates, number of shares bought and sold and prices per share during that period are set forth on Exhibit B hereto.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to the Securities of the Fund.
          ------------------------------


    Not applicable.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------


Exhibit A --   Information concerning the President, Fellows and executive officers of Harvard.


Exhibit B --   Information concerning Harvard's transactions for the period from August 29, 2001 to October 29, 2001.

                               Page 4 of 8 Pages
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                                   Signature
                                   ---------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 29, 2001

PRESIDENT AND FELLOWS OF HARVARD COLLEGE



By:  /S/ Stephen T. McSweeney
    --------------------------
    Name:  Stephen T. McSweeney
    Title: Authorized Signatory

                               Page 5 of 8 Pages
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EXHIBIT INDEX
-------------


                                                                 Page Number In
Exhibit                                                          Sequentially
Number       Description                                         Numbered Copy
------       -----------                                         -------------

A            Information Concerning the President,                     7
             Fellows and executive officers of Harvard


B            Information Concerning Harvard's Transactions             8
             for the period of August 29, 2001 to October 29, 2001

                               Page 6 of 8 Pages